Appendix A
to the
Amended and Restated Investment Advisory Agreement for the
Osterweis Strategic Income Fund

Series of Professionally Managed Portfolios	Operating Expense Limit

Osterweis Strategic Income Fund	1.00% of average daily net assets on assets up to $250 million; 0.75% of average daily net assets between $250 million and $2.5 billion; and 0.65% of average daily net assets over $2.5 billion

Effective date:  May 25, 2012

PROFESSIONALLY MANAGED PORTFOLIOS	OSTERWEIS CAPITAL MANAGEMENT, LLC

By: /s/ Eric W. Falkeis	By: /s/ John S. Osterweis
Name: Eric W. Falkeis	Name: John S. Osterweis
Title: President	Title: President

Appendix A approved by the Board of Trustees:  May 14-15, 2012 to add a breakpoint to the advisory fee for the Fund.